EXHIBIT 99.5

Supplementary Information of

GILDAN ACTIVEWEAR INC.

Three years ended October 5, 2008

KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal Québec H3A 03A	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

AUDITORS' REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Gildan Activewear Inc.

On December 10, 2008, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the "Company") as at October 5, 2008 and September 30, 2007 and the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended October 5, 2008, September 30, 2007 and October 1, 2006, which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States), of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 10, 2008

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KPMG Canada provides services to KPMG LLP.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 5, 2008, September 30, 2007 and October 1, 2006
(In thousands of US dollars, except share and per share amounts)

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States, except as described below:

(a)

Consolidated statements of earnings:

	2008	2007	2006

Net earnings and comprehensive income
as per Canadian GAAP	$144,592	$130,020	$106,829
Adjustments:
Swap revenue (i)	–	(29)	(94)
Start-up costs (ii)	1,758	(958)	(537)
Tax effect of above adjustments	–	9	29

Net earnings as per United States GAAP	146,350	129,042	106,227

Other comprehensive income:
Adjustments:
Mark-to-market adjustments on
foreign exchange contracts,
net of tax (d)	–	–	(2,037)

Net earnings and comprehensive
income as per United States GAAP	$146,350	$129,042	$104,190

	2008	2007	2006

Earnings per share as per United States GAAP:
Basic	$1.21	$1.07	$0.88
Diluted	1.20	1.06	0.88

Weighted average number of common shares
outstanding:
Basic	120,479,288	120,339,830	120,103,366
Diluted	121,621,737	121,538,312	121,251,768

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP, Continued

Years ended October 5, 2008, September 30, 2007 and October 1, 2006
(In thousands of US dollars, except share and per share amounts)

(a)

Consolidated statements of earnings (continued):

(i)

Swap revenue:

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and was being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

(ii)

Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years.  United States GAAP requires such costs to be expensed as incurred.  The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year's start-up costs, and the reversal of the current year's amortization of start-up costs deferred under Canadian GAAP.

(b)

Consolidated statements of cash flows:

	2008	2007	2006

Changes due to United States GAAP:
Cash flows from operating activities as per
Canadian GAAP	$238,904	$91,163	$94,721
Start-up costs	–	(2,467)	(1,328)
Net cash provided by operating activities
as per United States GAAP	238,904	88,696	93,393
Cash flows used in investing activities
as per Canadian GAAP	(227,326)	(134,689)	(96,053)
Start-up costs	–	2,467	1,328
Net cash used in investing activities
as per United States GAAP	(227,326)	(132,222)	(94,725)
Financing activities as per Canadian GAAP
and United States GAAP	(8,269)	23,550	(39,383)
Effect of exchange rate changes on
cash and cash equivalents	(202)	219	(80)
Net increase (decrease) in cash and cash
equivalents, during the year	3,107	(19,757)	(40,795)
Cash and cash equivalents, United
States GAAP, beginning of year	9,250	29,007	69,802
Cash and cash equivalents, United
States GAAP, end of year	$12,357	$9,250	$29,007

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP , Continued

Years ended October 5, 2008, September 30, 2007 and October 1, 2006
(In thousands of US dollars, except share and per share amounts)

(b)

Consolidated statements of cash flows (continued):

In 2007 and 2006, the Company included the reversal of the current year's amortization of startup costs, as described in note a (ii), as part of the United States GAAP adjustments in the consolidated statements of cash flows. The figures have been reclassified to exclude the reversal of the non-cash amortization in the consolidated statements of cash flows resulting in a decrease of $1,509 in net cash provided by operating activities, and net cash used in investing activities for fiscal 2007, and a decrease of $791 in net cash provided by operating activities, and net cash used in investing activities for fiscal 2006.

(c)

Consolidated balance sheets:

A reconciliation of shareholders' equity under Canadian GAAP to United States GAAP is as follows:

	2008	2007

Shareholders' equity as per Canadian GAAP	$812,333	$663,650
United States GAAP adjustments:
Start-up costs	(790)	(2,548)

Shareholders' equity as per United States GAAP	$811,543	$661,102

(d)

Accumulated other comprehensive income:

Accumulated other comprehensive income, which resulted from (a) the change in functional currency in fiscal 2004 and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items in fiscal 2004 and fiscal 2005, the effect of which reversed in fiscal 2006, is as follows:

	2008	2007	2006

Accumulated other comprehensive
income as per United States GAAP,
beginning of year	$26,248	$26,248	$28,285
Change during the year	–	–	(2,037)

Accumulated other comprehensive
income as per United States GAAP,
end of year	$26,248	$26,248	$26,248

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP, Continued

Years ended October 5, 2008, September 30, 2007 and October 1, 2006
(In thousands of US dollars, except share and per share amounts)

(e)

Accounting changes in 2008:

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Financial Accounting Standard No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are to be applied upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company adopted this interpretation on October 1, 2007 and this adoption had no impact on the Company's consolidated financial statements.